Textmunications Holdings, Inc.
1940 Contra Costa Boulevard
Pleasent Hill, CA, 84523

August 11, 2014

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Maryse Mills-Apenteng

Re:	Textmunication Holdings, Inc. Amendment No. 1 to Registration Statement of Form S-1 Filed July 17, 2014 File No. 333-196598

Dear Mr. Mills-Apenteng:

I write on behalf of Textmunication Holdings, Inc., (the “Company”) in response to Staff’s letter of August 6, 2014, by Maryse Mills-Apenteng,  Special Counsel of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Registration Statement on Form S-1, filed July 11, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1. The Tandy representations provided in your letter dated July 16, 2014 do not conform to the language in our prior comment letter. Please provide conforming Tandy representations with your next amendment.

In response to this comment, the Company included a revised letter to include the correct Tandy representations.

Risk Factors

Risks Related to Our Financial Condition

“If we do not obtain additional financing…,” page 3

2. We note your revised disclosure in response to prior comment 9 indicating that as of March 31, 2014 you had cash on hand of $2,394, your monthly burn rate is $18,000 and you expect to be able to fund operations for six months with your currently available capital resources. Please clarify how you expect to be able to fund operations for six months with a monthly burn rate of $18,000 and cash on hand of $2,394. Additionally, please address the following:

• Clarify which small loans you are referring to in this risk factor;

• Tell us whether the monthly burn rate of $18,000 represents a significant increase in your historical business activities and, if so, please explain; and

• Update your prospectus to disclose your cash on hand as of the most recent practicable date.

In response to this comment, the Company revised its disclosure to explain its monthly expenses, burn rate and financing needs. The Company clarified how it expects to fund operations for six months with a monthly burn rate of $10,600. The Company also clarified the small loans it has received, the onset of a burn rate in connection with going public expenses, and the current cash on hand.

Recent Sales of Unregistered Securities, page 34

3. Your revised disclosure in response to prior comment 20 does not address fully the requirements of Item 701 of Regulation S-K. Please review Item 701 and revise as necessary to address the following concerns:

• You state generally that the securities issuances were made in reliance on “one or more of the following exemptions….” Please revise to specify, for each separate transaction, the exemption from registration claimed and briefly state the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

• You have identified the purchasers in some, but not all, of the transactions. For each transaction, please revise to name the persons, or identify the class of persons, to whom each issuance of securities was sold. See Item 701(b) of Regulation S-K.

• You state in the initial paragraph that “all amounts have been adjusted to reflect a 5 for 1 reverse split.” You also state that some issuances reflect “pre-split” amounts. Please revise to reconcile this discrepancy.

• Please confirm that you have disclosed all securities sold within the past three years which were not registered under the Securities Act. For example, it appears that you should discuss any convertible note that was issued.

In response to this comment, the Company revised its disclosures in the section titled “Recent Sales of Unregistered Securities” to address the requirements of Item 701 of Regulation S-K.

Exhibit 5.1

4. We note with respect to the secondary offering that the legality opinion covers a total of 21,099,305 shares of common stock. We also note that your registration covers 22,349,305 shares of common stock for resale. Please revise as necessary to reconcile this discrepancy or advise.

In response to this comment, counsel updated the legal opinion to cover the 22,349,305 shares of common stock for resale.

5. The opinion does not appear to address the 750,000 resale shares that are currently issued and outstanding. Please provide a revised opinion that opines on these shares or advise. For additional guidance, see Section II.B.2.h of our Staff Legal Bulletin No. 19.

In response to this comment, counsel updated the legal opinion to address the 750,000 issued and outstanding resale shares.

Exhibit 23.1

6. We note that the auditor’s consent is dated June 6, 2014. Please revise to include a currently dated consent.

In response to this comment, the Company filed a new consent with the amended registration statement.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

Wais Asefi

Enclosure (Acknowledgment by the Company)